Exhibit 2.2

ASSET PURCHASE AGREEMENT

Among
ENDWAVE CORPORATION, as Seller,
SHR CORPORATION, as Purchaser
And
MICROSEMI CORPORATION, as Parent
Dated as of April 30, 2009

ASSET PURCHASE AGREEMENT
     THIS AGREEMENT (“Agreement”), dated as of April 30, 2009 is by and among Microsemi Corporation, a Delaware corporation with offices at 2381 Morse Avenue, Irvine, California 92614 (“Parent”), SHR Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent with offices at 2381 Morse Avenue, Irvine, California 92614 (“Purchaser”), and Endwave Corporation, a Delaware corporation with offices at 130 Baytech Drive, San Jose, California 95134 (“Seller”).
RECITALS:
     WHEREAS, Seller and its wholly-owned subsidiary, Endwave Defense Systems Inc., a California corporation (“EDSI”), are engaged in the design, manufacture, marketing and sale of radio frequency modules that enable the transmission, reception, and processing of high frequency signals in defense electronics and security systems (the “Business”);
     WHEREAS, Purchaser desires to purchase, and Seller desires to sell and transfer to Purchaser, the Business and the Purchased Assets (as defined below) (the “Sale of the Business”) upon the terms and subject to the conditions set forth herein; and
     WHEREAS, in connection with the Sale of the Business, Purchaser will assume the Seller’s obligations under the Customer Orders and Assumed Contracts (each as defined below) and the other Assumed Liabilities (as defined below), upon the terms and subject to the conditions set forth herein.
AGREEMENT
     NOW THEREFORE, in consideration of the terms, covenants and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1	ASSETS BEING PURCHASED.

Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined below) Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, and accept any such assignment, transfer, conveyance or other delivery of, all of Seller’s right, title and interest in and to the assets of every kind and description and wherever located, whether tangible or intangible, real, personal or mixed, used exclusively in the Business, other than the Excluded Assets (as defined below) (collectively, the “Purchased Assets”), including without limitation the following, in each case (except as otherwise expressly provided to the contrary herein), free and clear of any and all mortgages, liens, security interests, encumbrances, pledges and leases (“Encumbrances”) other than those represented by the Assumed Liabilities (as defined below):

1.1	Raw Materials, Work in Process, Piece Parts Finished Goods and other Inventory. The raw materials, work in process, piece parts, finished goods and other inventory, packaging, and labels, supplies and other related personal property owned by Seller used exclusively in the Business, a description of which is set forth on Schedule 1.1 hereto

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(collectively, the “Inventory”). Schedule 1.1 also contains a list of the addresses of all warehouses and other facilities in which the Inventory is located. Except to the extent provided in Schedule 1.1, the Inventory is in good and merchantable condition in all material respects, is suitable and usable for the purposes for which it is intended and is in a condition such that it can be sold in the ordinary course of the Business consistent with past practice.

1.2	Equipment/Personal Property/Fixtures. All equipment and machinery used exclusively in the Business, including, without limitation, those used exclusively in the development, design, manufacture and testing of Seller’s goods and services sold by the Business, including, without limitation the items listed on Schedule 1.2, as well as all furniture, fixtures and other tangible property owned by Seller at its Folsom, California facility (collectively, the “Equipment”).

1.3	Prepaid Expenses and Other Current Assets. The prepaid expenses and other current assets of Seller related exclusively to the Business set forth on Schedule 1.3.

1.4	Backlog. All outstanding customer orders that have been received in connection with the Business by Seller (collectively, the “Customer Orders”). Schedule 1.4 hereto sets forth a true and complete list of all Customer Orders that have been received as of the Closing Date. At the Closing, Seller will be deemed, without further action, to have assigned such Customer Orders to Purchaser, and Purchaser will be deemed, without further action, to have assumed all of Seller’s obligations under such Customer Orders.

1.5	Customer Data. Data in Seller’s possession relating to any and all customers to which Seller has sold products of the Business or provided services relating to the Business over the three years prior to the Closing Date, whether or not there are any “open” sales orders from such customers (collectively, “Customer Data”). A listing of such customers to which Seller has sold products in the Business since January 1, 2008 is set forth on Schedule 1.5. Such Customer Data shall include, to the extent possessed by Seller, but not be limited to, name, address, e-mail information, all telephone and facsimile numbers, and any and a tangible documents, files, and records in Seller’s possession regarding such Customer’s activity. Notwithstanding the foregoing, Customer Data shall not include any information (A) with regard to any customers that did not purchase any products or services of the Business, or (B) any transactions between Seller or any of its subsidiaries and such customer relating to any business other than the Business.

1.6	Vendor Data. Data in Seller’s possession relating to, and all right, title and interest in and to, any tooling, molds, equipment and proprietary specifications owned by Seller and Data that Seller is in the possession of relating to any and all vendors from which Seller has purchased goods or services for the Business prior to the Closing Date, whether or not there are any “open” purchase orders issued to such vendors, as well as names and other information concerning any vendor that provides goods or services that are material to operation of the Business (collectively, “Vendor Data”). A listing of all vendors from which Seller has purchased material amounts of goods or services in the Business since January 1, 2008 is set forth on Schedule 1.6. Vendor Data shall include, but not be limited to, name, address, e-mail information, all telephone and facsimile numbers, and

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any and all tangible documents, files and records in Seller’s possession regarding such vendor’s transactions with Seller solely as they relate to the Business. Notwithstanding the foregoing, Vendor Data shall not include any information with regard to any vendors, or any transactions between Seller or any of its subsidiaries and such vendor, relating to any business other than the Business.

1.7	Intellectual Property. Any and all Intellectual Property that Seller uses exclusively in the Business or had planned to use exclusively in the Business prior to the Closing Date, including without limitation in connection with the development, design, manufacture, testing, marketing, sale or distribution of Seller’s goods and services related to the Business, including but not limited to the registered Intellectual Property specifically set forth on Schedule 1.7 hereto. As used herein, the term “Intellectual Property” includes, but is not limited to, product designs, manufacturing flow sheets, cost and pricing data, promotion lists, marketing data and other compilations of names and requirements, processes, methods, know how, trade secrets, patents, copyrights, trade names, trademarks and service marks, and all applications therefor, owned by Seller and used exclusively in the Business, and any and all other data in Seller’s possession reasonably required to manufacture and sell the goods and services of Seller related to the Business. For the purposes of clarification, the Intellectual Property comprising Purchased Assets shall not include the Endwave trade name or any Endwave logo (to which Purchaser shall have a limited license as set forth in this Agreement) or any other Intellectual Property that is used by any business of Seller other than the Business.

1.8	Receivables. Any and all accounts receivable, notes and other amounts receivable from any customer or vendor payable to Seller and arising from the conduct of the Business before the Closing, whether or not in the ordinary course (“Receivables”). A list of the Receivables as of March 31, 2009, showing separately those Receivables that as of such date had been outstanding for (a) 0 to 30 days, (b) 31 to 60 days, (c) 61 to 90 days, (d) 91 to 120 days and (e) more than 120 days is attached hereto as Schedule 1.8.

1.9	Claims. All claims, causes of action, choses in action, rights of recovery and rights of setoff of any kind (including rights to insurance proceeds and rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipment, or components thereof) arising out of the Business and inuring to the benefit of Seller except to the extent such claims, causes of action, choses in action, rights of recovery and rights of setoff relate to the Excluded Assets. There are no such claims Known to Seller as of the date of this Agreement.

1.10	Promotional and Marketing Materials. All sales, marketing and promotional literature, cost and pricing data, promotion list, marketing data and other compilations of names and requirements, customer lists and other sales-related materials of Seller used exclusively in connection with the Business as of the Closing.

1.11	Rights Under Agreements. All of Seller’s rights under all contracts, licenses, sublicenses, agreements, leases, commitments, purchase orders, bids and offers related exclusively to the Business and not included in the Customer Orders, other than those relating to the Excluded Liabilities or Excluded Assets (“Assumed Contracts”).

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Schedule 1.11 lists all material Assumed Contracts. At the Closing, Seller will be deemed, without further action, to have assigned such Assumed Contracts to Purchaser, and Purchaser will be deemed, without further action, to have assumed all of Seller’s obligations under such Assumed Contracts.

1.12	Permits. All of Seller’s rights pursuant to municipal, state and federal franchises, permits, licenses, agreements, waivers and authorizations used by Seller exclusively in connection with, or required for, the Business, but only to the extent such rights are by their terms transferable (“Permits”). All Permits that are material to the operation of Seller’s business are listed in Schedule 1.12.

1.13	EDSI. All of Seller’s right, title and interest as of the Closing in and to its shares of capital stock of EDSI.

1.14	All Other Rights. All of Seller’s right, title and interest as of the Closing in, to and under all other assets of every kind and nature used exclusively or intended to be used exclusively in the operation of the Business, including, without limitation, any other data or know-how wherever found or of whatever kind not described above reasonably required to manufacture and sell the goods and services of Seller related to the Business as well as all books and records, and all files, documents, papers and agreements in Seller’s possession pertaining to the Purchased Assets and the Assumed Liabilities, subject to Seller’s right to retain or obtain copies of the same if and as it so chooses.

1.15	Excluded Assets. Seller is not selling, and Purchaser is not acquiring, any assets that do not constitute Purchased Assets as defined in Section 1 including, without limitation: (a) any assets that are used in any business of Seller other than the Business, including Seller’s telecommunications business; (b) the corporate minute books, tax records, financial records and stock records of Seller; (c) the employment records of Seller (except to the extent that the transfer of such records would violate applicable privacy and other laws and regulations); and (d) all cash and cash equivalents of Seller and EDSI (collectively the “Excluded Assets”).

All schedules delivered by Seller to Purchaser prior to Closing described in this Section 1 shall be as of the most recent practicable date (which date shall appear on each schedule). Within 10 days following the Closing, Seller shall deliver to Purchaser updated schedules containing information effective as of the Closing Date.

2	LIABILITIES.

2.1	Liabilities Assumed. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall assume and agrees to discharge, pay and perform the following liabilities, debts and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured of Seller: (a) the trade accounts payable of Seller incurred in the course of the Business (the “Trade Payables”), each as specifically identified, described and quantified on Schedule 2.1(a), (b) liabilities, obligations and commitments of Seller arising from warranty claims associated with the products of the Business (“Warranty Claims”); (c) any obligations under the Assumed Contracts and

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Customer Orders (whether or not consent to assignment of any such Assumed Contract or Customer Order is ever obtained); (d) any claims of Transferred Employees made in respect of post-Closing employment by Seller, Parent or Purchaser or any of their subsidiaries including, without limitation, all claims for salary, wages and vacation benefits related to periods or arising after the Closing; (e) workers’ compensation claims by Transferred Employees arising in the course of employment by Seller, Parent or Purchaser or any of their subsidiaries after the Closing; and (f) the obligations listed in Schedule 2.1(f) (collectively, the “Assumed Liabilities”).

2.2	Liabilities Not Assumed. Except for the Assumed Liabilities, Seller agrees that Purchaser will not assume or perform, and Seller shall remain responsible for any and all liabilities and obligations of Seller, whether known or unknown, accrued, fixed or contingent, secured or unsecured, of any kind whatsoever, and regardless of when such liabilities or obligations arise or are asserted, including, but not limited to: (1) any claims of current and former employees of Seller or any of its subsidiaries made in respect of such employment by Seller or any of its subsidiaries including, without limitation, all claims for salary, wages and vacation benefits related to periods or arising prior to the Closing; (2) workers’ compensation claims arising in the course of employment by Seller or any of its subsidiaries prior to the Closing; (3) Plans (as defined below) offered to employees of Seller; (4) any loans or indebtedness owed by Seller to any financial institution or other person other than Trade Payables; (5) any Environmental Claims (as defined herein) or liabilities arising under any Environmental Laws (as defined herein), in either case arising out of use of any location other than the Building (as defined below) in Seller’s business; (6) any product liability claims (other than Warranty Claims) on account of any product shipped by Seller before the Closing; and (7) any obligation or liability of every kind arising from or related to any of the Excluded Assets. Seller agrees that it is liable for, and acknowledges its obligation to pay, any and all monies due and payable to its employees that have accrued as of the Closing Date. With respect to Taxes (as defined below), Seller specifically agrees to retain, and shall be responsible for paying, performing and discharging when due, and Purchaser shall not assume or have any responsibility for:
(A) All Taxes now or hereafter owed by Seller for any period, including but not limited to Seller Taxes (as defined below);

(B) All other Taxes relating to the Purchased Assets, the Business or the Assumed Liabilities for any period prior to the Closing; and

(C) Taxes of Seller or any other person by reason of being a member of a consolidated, combined, unitary or affiliated group that includes Seller or any of its present or past affiliates prior to the Closing, by reason of a tax sharing, tax indemnity or similar agreement entered into by Seller or any of its present or past affiliates or any other person or by reason of transferee or successor liability arising in respect of a transaction undertaken by Seller or any of its present or past affiliates. Any tax sharing agreement between Seller and EDSI shall be automatically terminated as of the Closing Date. For the purposes of this Agreement, “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties,

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additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or other taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, withholding, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges.
3	PURCHASE PRICE AND TERMS OF PAYMENT.

3.1	Purchase Price at Closing. As consideration for the Purchased Assets, Purchaser shall:
(a)	assume and pay, perform or otherwise discharge, as the same shall become due in accordance with their respective terms, all of the Assumed Liabilities;

(b)	at Closing, pay Twenty-Eight Million Dollars ($28,000,000) (the “Purchase Price”) by wire transfer of immediately available funds to the account or accounts designated by Seller;
3.2	Closing. The closing of the purchase and sale of the Purchased Assets shall take place at a closing (the “Closing”) to be held at the offices of Microsemi Corporation, 2381 Morse Avenue, Irvine, California 92604 on April 30, 2009 (the “Closing Date”).

3.3	Instruments of Transfer. The transfer of the Purchased Assets and Assumed Liabilities from Seller to Purchaser at the Closing shall be effected by the execution and delivery of the Bill of Sale (as defined below) and other instruments of transfer as are reasonably necessary to effect such transfer and are reasonably acceptable in form and substance to Seller and Purchaser and their respective legal counsel.

3.4	Bulk Sales Compliance. Purchaser waives any compliance with the provisions and procedures of Article 6 of the Uniform Commercial Code as currently enacted in California (the “Bulk Sales Law”), and any similar laws applicable to the transactions contemplated hereby.

3.5	Allocation of the Purchase Price. As soon as practicable after Closing, Purchaser shall retain Global View Advisors LLC to value the Purchased Assets and issue a written report setting forth its recommended allocation of the Purchase Price across the Purchased Assets. Such report shall be issued no later than ninety (90) days after the Closing and shall be subject to the reasonable approval of both Purchaser and Seller. If such report is not approved by both Purchaser and Seller, the parties will work together in good faith to agree upon an allocation of the Purchase Price. Seller shall reimburse Purchaser for 50% of the fees paid by Purchaser to such third party in connection with such report. Purchaser, Parent and Seller shall use the allocation set forth in the report (if accepted by both parties) or the allocation mutually agreed by Purchaser and Seller (if not set forth in such report) in filing their respective Internal Revenue Service Forms 8594 and all applicable Tax returns. Neither Purchaser, Parent nor Seller will take any position

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(whether in audit, Tax returns or otherwise) that is inconsistent with such allocation unless required to do so by law.

4	REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller hereby represents and warrants to Purchaser that except as set forth in the corresponding section of the Disclosure Schedule delivered to Purchaser on the date hereof (the “Disclosure Schedule”), each of the following statements is true and correct:

4.1	Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; has all necessary corporate power and authority to conduct the Business as it is now conducted; to own and use the properties and assets used therein; and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified or licensed and in good standing would have a material adverse effect on the Business. Other than EDSI, Seller does not own or control any subsidiaries or other entities that, in turn, own or have previously owned or operated the Business, in whole or in part, or any of the Purchased Assets. EDSI is a corporation duly organized, validly existing and in good standing under the laws of the State of California; has all necessary corporate power and authority to conduct the Business as it is now conducted; to own and use the properties and assets used therein; and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified or licensed and in good standing would have a material adverse effect on the Business. EDSI does not own or control any subsidiaries or other entities that, in turn, own or have previously owned or operated the Business, in whole or in part, or any of the Purchased Assets.

4.2	Authority and Binding Effect. Seller has all the necessary corporate power and authority to enter into, and perform its obligations under, this Agreement, the Bill of Sale, the Indemnification Agreement (as defined below) and the Transition Services Agreement (as defined below) (collectively with this Agreement, “Transaction Documents”). The Transaction Documents and the performance by Seller of its obligations therein have been duly authorized by all necessary corporate action of Seller. This Agreement has been duly executed and delivered, and upon execution and delivery of the other Transaction Documents, by Seller the same will constitute the valid and binding agreements of Seller, each enforceable against Seller in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights, and (ii) general principles of equity (regardless of whether any such agreement is sought to be enforced in a proceeding at law or in equity). No other action is required to be taken by Seller, nor is it necessary for Seller to obtain any action, approval or consent by or from any third persons, governmental or other entities, to enable Seller to enter into or perform Seller’s obligations under the Transaction Documents, except those consents of third parties to the assignment and assumption of the Assumed Contracts as identified in Section 4.2 of the Disclosure Schedule or as otherwise disclosed or obtained in connection herewith.

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4.3	Purchased Assets. At the Closing, Seller will convey and transfer to Purchaser, all of the Purchased Assets, free and clear of any and all Encumbrances (other than the Assumed Liabilities). All of the Purchased Assets are in the exclusive possession and control of Seller, and Seller has the unencumbered right to use and sell to Purchaser all of the Purchased Assets without interference from others. No actions, proceedings or transactions have been commenced or undertaken by Seller that (A) would interfere with the consummation of the transactions contemplated by this Agreement; of (B) give or would give rights to any other person, other than Purchaser, to acquire any of the Purchased Assets (other than purchases of products and services by customers of the Business). The Purchased Assets constitute all of the rights, properties and assets (tangible or intangible) that are necessary for the conduct of the Business, including but not limited to the design and manufacture of all the products of the Business, prior to the Closing Date. Seller has the complete and unrestricted power and unqualified right to sell, assign, transfer, convey and deliver the Purchased Assets to Purchaser. The documents of transfer to be executed and delivered by Seller at the Closing will be sufficient to convey the Purchased Assets to Purchaser, free and clear of all Encumbrances, other than the Assumed Liabilities.

4.4	Contracts, Agreements and Commitments. Seller has supplied Purchaser with a true and correct copy of each Assumed Contract in Schedule 1.11. Seller has performed in all material respects the obligations required to be performed by it under any material Assumed Contract as of the date hereof. To Seller’s Knowledge, there have been no defaults or claims of defaults and there are no facts or conditions which have occurred or are anticipated to occur which, through the passage of time or the giving of notice, or both, would constitute a material default under such material contracts or would cause the acceleration of any material obligation of Seller thereunder or the creation of a lien or encumbrance upon any of the Purchased Assets. Seller has not waived any material right which it has under any such material contact. For the purposes of this Agreement, “Seller’s Knowledge” and words of similar import mean the actual knowledge of Edward A. Keible, Jr., John Mikulsky, Brett Wallace, David Hall, Daniel Teuthorn and Curt Sacks after due inquiry.

4.5	Taxes and Tax Returns. Seller has duly filed all Tax reports and returns which are required by law to have been filed by it and has paid when due all federal, state and local Taxes due from such authorities on or prior to the date hereof, which relate to the Business or the Purchased Assets or may result in the imposition of any Encumbrance on any of the Purchased Assets. Seller has properly withheld and paid, or accrued for payment when due, to appropriate federal, state and local authorities, all amounts required to be, withheld from its employees’ wages, salaries and other compensation and has paid or accrued all employment Taxes as required under applicable laws. True and correct copies of Seller’s Federal, State and local income tax returns and reports for the tax years 2006 and 2007 have been made available to Purchaser prior to the date hereof.

4.6	Compliance with Laws. Since January 1, 2004, except as set forth in Section 4.6 of the Disclosure Schedule, Seller and EDSI have complied in all material respects with all applicable United States federal, state, municipal and foreign and other political subdivision or Governmental Authority statutes, ordinances, regulations, judgments and

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orders applicable to the Business except for such instances of noncompliance that, either individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Business. Seller and EDSI collectively hold all material Permits necessary for the ownership of the Purchased Assets and the conduct of the Business, all of which are in full force and effect and are listed in Schedule 1.12.
4.7	Litigation and Proceedings. There is no action, suit, proceeding or investigation, or any counter or cross-claim in an action brought by or on behalf of Seller, whether at law or in equity, or before or by any governmental department commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, that is pending or, to Seller’s Knowledge, threatened, against Seller or EDSI, which (i) would reasonably be expected to have a material adverse effect on Seller’s ability to perform its obligations under this Agreement or complete any of the transactions contemplated hereby, or (ii) which would reasonably be expected to result in a material judgment, liability or claim against Purchaser or the Purchased Assets prior to, or subsequent to, the Closing Date. Neither Seller nor EDSI is subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality having jurisdiction over Seller or any of its assets which would reasonably be expected to have a material adverse effect on Seller’s ability to perform its obligations under this Agreement or complete any of the transactions contemplated hereby.

4.8	No Conflict. The execution, delivery and performance of this Agreement by Seller do not and will not (a) violate, conflict with or result in the breach of any provision of the Certificate of Incorporation or By-Laws of Seller, or (b) except as described in Section 4.8 of the Disclosure Schedule, conflict with, result in any material breach of, constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any encumbrance on any of the material Purchased Assets pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Seller or EDSI is a party or by which any of the Purchased Assets is bound or affected.

4.9	Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by Seller do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions (“Governmental Authority”), the absence of which would have a material adverse effect on the Business.

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4.10	Financial Information; Books and Records. True and complete copies of the following have been provided by Seller to Purchaser prior to the date hereof: (i) the unaudited balance sheet of the Business as of March 31, 2009 and (ii) the unaudited statements of operations of the Business for the year ended December 31, 2008 and the quarter ended March 31, 2009 (collectively, the “Financial Statements”). The foregoing documents (A) were prepared in accordance with the books of account and other financial records of Seller and (B) except as set forth in Section 4.10 of the Disclosure Schedule, present fairly in all material respects the financial condition and results of operations of the Business as of the dates thereof or for the periods covered thereby and were prepared in accordance with United States generally accepted accounting principles. Since December 31, 2008, there have not been any material write-offs, write-downs or write-ups of the value of any inventory or other assets of Seller comprising Purchased Assets outside the ordinary course of business, any creation, assumption, or notice of any material liability in connection with the Business (other than the acceptance of new Customer Orders and execution of Assumed Contracts) or the Purchased Assets, or to Seller’s Knowledge any other material adverse change in the financial or other condition of Business or the Purchased Assets.

4.11	Absence of Undisclosed Liabilities. There are no liabilities of the Business of the type that would be required to be recorded or disclosed as “liabilities” on a balance sheet prepared in accordance with United States generally accepted accounting principles, and there are no other material liabilities of the Business, other than: (i) liabilities reflected in the Financial Statements, (ii) liabilities incurred in the ordinary course of business after March 31, 2009 consistent with past practice, and (iii) liabilities set forth in Section 4.11 of the Disclosure Schedule.

4.12	Customers. Except as set forth in Section 4.12 of the Disclosure Schedule, Seller has not received any notice and has no Knowledge that any significant customer of the Business has ceased, or will cease, to use the products, equipment, goods or services of the Business, or has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services at any time.

4.13	Vendors. Seller has not received any notice and has no Knowledge that any vendor will not sell raw materials, supplies, merchandise and other goods to Purchaser at any time after the Closing on terms and conditions substantially similar to those used in its current sales to the Business, subject only to general and customary price increases.

4.14	Labor Matters. Except as set forth in Section 4.14 of the Disclosure Schedule, (a) Seller is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Seller in connection with the Business, and, to Seller’s Knowledge, currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to Seller’s employees employed in connection with the Business; (b) there are no controversies, strikes, slowdowns or work stoppages pending or, to Seller’s Knowledge, threatened between Seller and any of its employees employed in connection with the Business, and Seller has not experienced any such controversy, strike, slowdown or work stoppage within the past three years; (c) Seller has not breached or otherwise failed to

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comply in any material respect with the provisions of any collective bargaining or union contract, and there are no grievances outstanding against Seller under any such agreement or contract which would have a material adverse effect on the Business; (d) there are no unfair labor practice complaints pending against Seller before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of Seller employed in connection with the Business which would have a material adverse effect on the Business; (e) Seller is currently in compliance in all materials respects with all applicable laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of Seller employed in connection with the Business and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (f) Seller has paid in full to all employees of Seller employed in connection with the Business or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; (g) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to Seller’s Knowledge, threatened before any Governmental Authority with respect to any persons currently or formerly employed by Seller in connection with the Business; (h) Seller is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees of Seller employed in connection with the Business or Seller’s employment practices with respect thereto; (i) there is no charge or proceeding with respect to a violation of any occupational safety or health standard that is now pending or, to Seller’s Knowledge, threatened with respect to Seller’s operation of the Business; and (j) there is no charge of discrimination in employment or employment practices for any reason, including age, gender, race, retaliation, religion or other legally protected category, with respect to employees of Seller employed in connection with the Business, which is now pending or, to Seller’s Knowledge, threatened before the United States Equal Employment Opportunity Commission or any other Governmental Authority in any jurisdiction in which Seller has employed or currently employs any person in connection with the Business.

4.15	Employees. Schedule 4.15 lists the name, place of employment, the current annual salary rates, the date of employment and position of each current salaried employee or officer of Seller whose name appears on Schedule 4.15. Except as set forth in Schedule 4.15, all officers, management employees and technical employees of Seller employed in connection with the Business are under written obligation to Seller to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment and all technical employees of Seller employed in connection with the Business are under written obligation to assign to Seller all inventions made by them within the scope of their employment during such employment. EDSI has no employees.

4.16	Employee Benefit Matters. Purchaser will not be liable under any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) or any bonus, stock option, stock purchase, restricted stock, incentive,

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deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, or any employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which Seller is a party, with respect to which Seller has any obligation or which is maintained, contributed to or sponsored by Seller for the benefit of any current or former employee, officer or director of Seller who performs or performed services with the Business (collectively, the “Plans”). EDSI has no such plans, programs or arrangements.

4.17	Intellectual Property.
(a)	Seller owns and possesses, and upon consummation of the transactions contemplated hereby, Purchaser will hold, right, title and interest in the Intellectual Property, free and clear of all Encumbrances.

(b)	Seller has taken all reasonably necessary action to protect the Intellectual Property, including but not limited to the fact that Seller enforces a policy of requiring each employee, contractor and consultant to execute a confidentiality and assignment agreement in the form or forms previously provided to Purchaser for review. No written claim by any third party contesting the validity, enforceability, use or ownership by Seller of any Intellectual Property has been made, is currently pending or, to Seller’s Knowledge, is threatened, against Seller. Seller has not received any notice of any infringement or misappropriation by, or conflict with, any third party with respect to any of the Intellectual Property.

(c)	To the Seller’s Knowledge, the Business has not infringed, misappropriated or otherwise conflicted with any material Intellectual Property rights of any third parties. The Intellectual Property constitutes all of the patents, copyrights, technology, inventions, product drawings, trade secrets, know-how, customer lists, manufacturing processes, process data, product designs, bills of materials and other proprietary information or rights necessary for the conduct of the Business as heretofore conducted.

(d)	Seller has not granted any right, license or permission to any person to exercise any rights under, practice or otherwise exploit any of the Intellectual Property comprising Purchased Assets other than the Assumed Contracts.
4.18	Real Property.
(a)	Except as set forth in Section 4.18 of the Disclosure Schedule, the Building, Seller’s San Jose, California headquarters and Seller’s Thailand facilities and contract manufacturer’s facilities comprise the only locations at which Seller has operated the Business prior to Closing (“Seller’s Facilities”).

(b)	To Seller’s Knowledge, the zoning of the Building permits Seller to conduct the Business. To Seller’s Knowledge, neither the whole nor any part of the Building is subject to any governmental decree or order to be sold nor have any proceedings for the condemnation, expropriation or other taking of all or any

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portion of such real property or improvements been instituted or, to Seller’s Knowledge, threatened by any Governmental Authority, with or without payment therefor.
4.19	Environmental Matters. (i) To Seller’s Knowledge, the Seller’s Facilities are being and has been operated by Seller in compliance with all Environmental Laws, except for non-compliance that would not have a material adverse effect on the Business as a whole, (ii) to Seller’s Knowledge, Seller and EDSI have, and at all times have had, all permits, licenses and other approvals and authorizations required under applicable Environmental Laws for its operation of Seller’s Facilities, (iii) except for non-compliance that would not have a material adverse effect on the Business as a whole, Seller has not received any written notice from any Governmental Authority that Seller or any of its Affiliates may be a potentially responsible party in connection with any waste disposal site or facility used, directly or indirectly, by or otherwise related to Seller’s Facilities, (iv) no reports have been filed, or, to Seller’s Knowledge, have been required to be filed, by Seller or EDSI concerning the release of any Regulated Substance or the violation of any Environmental Law near, below, above on in Seller’s Facilities, (v) to Seller’s Knowledge, no Regulated Substance has been unlawfully disposed of, transferred, released or transported by Seller or any of its subsidiaries from Seller’s Facilities since such Facilities were occupied by Seller and EDSI, other than as permitted under applicable Environmental Law pursuant to appropriate regulations, permits or authorizations, except for non-compliance that would not have a material adverse effect on the Business as a whole, (vi) there have been no environmental investigations, studies, audits, tests, reviews, or other analyses conducted by or which are in the possession of Seller relating to Seller’s Facilities, except to the extent that true copies thereof have been delivered to Purchaser prior to the date hereof, (vii) to Seller’s Knowledge, there are no underground storage tanks on, in or under Seller’s Facilities and no underground storage tanks have been closed or removed from such facilities during Seller’s and EDSI’s occupancy of Seller’s Facilities, (viii) to Seller’s Knowledge, Seller and EDSI have has not presently incurred, and Seller’s Facilities are not presently subject to, any material liabilities (fixed or contingent) relating to any Environmental Claim in connection with such facilities which would have a material adverse effect on the Business as a whole, (ix) to Seller’s Knowledge, all documents filed by or on behalf of Seller or EDSI with any Governmental Authority pursuant to any Environmental Law in connection with Seller’s Facilities were, when filed, true, correct and complete in all material respects, and (x) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or other proceedings pending or, to Seller’s Knowledge, threatened against Seller or EDSI or, to Seller’s Knowledge, any predecessor or affiliate of Seller or EDSI with respect to Seller’s Facilities relating to any Environmental Claim, and neither Seller nor, to Seller’s Knowledge, any predecessor or affiliate of Seller has received any written notices, demand letters or requests for information from governmental agencies, arising out of, in connection with, or resulting from, a violation, or alleged violation, of any Environmental Law which proceedings violation or liability is unresolved or would not be reasonably likely to have a material adverse effect on the Business as a whole. “Environmental Claims” means (a) any judicial or administrative enforcement actions, proceedings, claims or orders (including consent orders and decrees) instituted or, to Seller’s Knowledge, threatened by any Governmental Authority

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pursuant to any Environmental Law concerning Seller’s Facilities; or (b) any suits, arbitrations, legal proceedings, actions or claims instituted, made or threatened (including notices of non-compliance, notices of violations and notices to comply) that relate to any damage, contribution, cost recovery, compensation, loss or injury resulting from the Release or threatened Release (whether sudden or non-sudden or accidental or non-accidental) of, or exposure to, any Regulated Substances, or the violation or alleged violation of any Environmental Law, or the generation, manufacture, use, storage, transportation, treatment, or disposal of Regulated Substances. “Environmental Laws” means any and all federal, state and local laws, statutes, orders, ordinances, rules, regulations or decrees and the like relating to (i) environmental matters, including without limitation those relating to fines, injunctions, penalties, damages, contribution, cost recovery compensation, losses or injuries resulting from the unlawful Release or threatened Release of Regulated Substances, (ii) the generation, use, storage, transportation, treatment or disposal of Regulated Substances, or (iii) occupational safety and health, industrial hygiene, land use or the protection of human, plant or animal, health or welfare, in any manner applicable to the Business or Seller’s Facilities, each as in effect on or prior to the Closing Date, and all rules and regulations promulgated under each of the foregoing, as they are enacted and in effect on or prior to the Closing Date. “Regulated Substances” means (i) any chemical, material or substance now defined as or included in the definition of “hazardous substance,” “hazardous waste,” “hazardous material,” “extremely hazardous waste,” “restricted hazardous waste,” “infectious waste,” “toxic substance,” or any other formulations intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, reproductive toxicity or other words of similar import under any applicable Environmental Laws or publications promulgated pursuant thereto, and any other chemical, material or substance, exposure to which is prohibited or regulated by any Governmental Authority or Environmental Law, or which is reasonably likely to pose a hazard to the health and safety of the owners, occupants or any other persons in the vicinity of the Building, (ii) any oil, petroleum or petroleum derived substance, (iii) any drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources, (iv) any radioactive materials, (v) asbestos in any form which is or could become friable, (vi) urea formaldehyde foam insulation, (vii) polychlorinated biphenyls, or (viii) pesticides. “Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching, or migration of Regulated Substances into the indoor or outdoor environment (including without limitation, the abandonment or disposal of any storage tanks, barrels, containers or other closed receptacles containing any Regulated Substance), or into or out of the Building, including the movement of any Regulated Substances through the air, soil, surface water, or groundwater of the Building.

4.20	Projections. The financial projections relating to the Business provided by Seller to Purchaser were prepared by Seller in good faith based on information available to management as of the date of such projections; provided, however, Seller does not warrant the accuracy of the information (although Seller does not have Knowledge of any inaccuracy) used in creating such projections or that any results projected in such projections will actually be achieved.

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4.21	No Additional Representations. Purchaser acknowledges that neither the Seller nor any of its employees or other representatives have made or shall not be deemed to have made any representation, warranty, covenant or agreement, express or implied, with respect to the Seller, the Business or the Purchased Assets, other than those explicitly set forth herein.

4.22	Product Related Claims. Section 4.22 of the Disclosure Schedule contains (a) a summary of all product returns and repair/replacement work performed by or on behalf of Seller pursuant to any Product Warranties (as defined herein) or otherwise with regard to products and services of the Business for the period from October 1, 2007 to December 31, 2008 (or such longer period as indicated on Section 4.22 of the Disclosure Schedule) and (b) a listing of all pending claims for product returns and repair/replacement work with regard to the Business. Seller does not have knowledge of any facts or circumstances which would cause product returns, replacement or repair work relating to any product sold by the Business to deviate materially from the historical return, repair or replacement work set forth in Section 4.22 of the Disclosure Schedule. Seller has no knowledge of, and has not received any notice with respect to, any product liability claim or claims based on failure of products sold by the Business (other than claims for product return, replacement or repair not deviating materially from historical return, replacement or repair work) and/or any notice of any epidemic failure with respect to such products. To Seller’s Knowledge, no products manufactured or sold by Seller have a design or manufacturing defect that renders the type, series or class of product reasonably likely to either (a) result in injuries to persons or property or (b) give rise to an obligation to recall such type, series or class of product. Seller has no Knowledge of any or actual alleged breach by Seller of, or non-performance by Seller under, any Assumed Contract or Customer Order prior to the Closing, or any liability as a result thereof accruing under any Assumed Contract or Customer Order with respect to any period prior to the Closing.

4.23	Solvency Representation. Both immediately before, and immediately after giving effect to, the transactions contemplated by this Agreement: (i) the fair value of the Seller’s assets would exceed its liabilities (including contingent liabilities); (ii) the present fair saleable value of Seller’s assets would be greater than the amount required to pay its probable liabilities on its existing debts (including contingent liabilities) as such debts become absolute and mature; (iii) Seller would be able to pay its liabilities (including contingent liabilities) as they mature; (iv) Seller is “solvent” (within the meaning of applicable laws relating to fraudulent transfers) and would not have unreasonably small capital for the business in which it is engaged and in which it is proposed to be engaged following consummation of the transactions contemplated by this Agreement. Seller does not intend to incur, and Seller does not believe that it has incurred or will incur as a result of the transactions contemplated by this Agreement, debts beyond Seller’s ability to pay such debts as such debts mature.

4.24	Fair Value Representation. The Strategic Transaction Committee of the Board of Directors of Seller, which has been vested with the full authority of the Board of Directors to approve and consummate the transactions contemplated by this Agreement, has determined, after consultation with its financial advisors, that the transactions contemplated under this Agreement are in the best interest of the Seller and its

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stockholders and the cash and other consideration received in connection with the transactions contemplated by this Agreement are fair to the Seller and its stockholders.

5	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT.

Purchaser and Parent, jointly and severally, hereby represent and warrant to Seller as follows:

5.1	Organization and Related Matters. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all necessary corporate power and authority to conduct its business as it is now conducted and to own and use the properties and assets used therein, and is duly qualified to do business and is in good standing as a foreign corporation in all states in which the failure to be so qualified or licensed and in good standing would have a material adverse effect on Purchaser or its business.

5.2	Authority and Binding Effect. Each of Purchaser and Parent has all the necessary corporate power and authority to enter into, and perform its obligations under, this Agreement. This Agreement and the performance by each of Purchaser and Parent of its obligations herein have been duly authorized by all necessary corporate action of Purchaser. This Agreement has been duly executed, and upon delivery by Purchaser and Parent will constitute the valid and binding agreement of Purchaser and Parent, enforceable against Purchaser and Parent in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights, and (ii) general principles of equity relating to the availability of equitable remedies (regardless of whether any such agreement is sought to be enforce in a proceeding at law or in equity).

5.3	No Conflicts. The execution, delivery and performance of this Agreement by Purchaser and Parent do not and will not (i) violate, conflict with or result in the breach of any provision of the Certificate of Incorporation or By-Laws of Purchaser or Parent (or similar organizational documents), or (ii) to the best of Purchaser’s and Parent’s knowledge, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any encumbrance on any of the assets of Purchaser or Parent pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Purchaser or Parent is a party or by which any of its assets is bound or affected or (iii) violate any law applicable to Purchaser or Parent.

5.4	Litigation and Proceedings. There is no action, suit, proceeding or investigation, or any counter or cross-claim in an action brought by or on behalf of Purchaser or Parent, whether at law or in equity, or before or by any governmental department commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, that is pending or, to Purchaser’s and Parent’s knowledge, threatened, against Purchaser or Parent that would reasonably be expected to have a material adverse effect

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on Purchaser’s or Parent’s ability to perform its obligations under this Agreement or complete any of the transactions contemplated hereby. Neither Purchaser nor Parent is subject to any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality having jurisdiction over Purchaser or Parent which would reasonably be expected to have a material adverse effect on Purchaser’s or Parent’s ability to perform its obligations under this Agreement or complete any of the transactions contemplated hereby.
6	ADDITIONAL OBLIGATIONS OF THE PARTIES.

Following the Closing, Purchaser and Seller agree to take the following actions:

6.1	Termination of Security Interest and Liens. Seller shall cause to be removed, at Seller’s sole cost and expense and at no expense to Purchaser (unless agreed to in writing by Purchaser prior to the Closing), any Encumbrances to which any of the Purchased Assets are subject that arose in connection with the conduct of the Business prior to the Closing and are discovered after the Closing (except those related to the Assumed Liabilities).

6.2	Further Assurances. Purchaser and Seller shall execute and deliver such instruments and take such other actions as may reasonably be required in order to carry out the intent of this Agreement and to evidence and effectuate the transactions contemplated herein. Seller shall hold in trust for Purchaser and as promptly as reasonably practicable following receipt turn over to Seller any money or other property or consideration that Seller receives on account of any Receivable constituting part of the Purchased Assets. Seller shall provide prompt notice to Purchaser relating to any written notice it receives with respect to any Purchased Asset or Assumed Liability. In connection therewith Seller shall use commercialy reasonable efforts to assist Purchaser to obtain or cause to be obtained at the earliest practicable date, all consents, approvals, licenses and permits, if any, required in order to consummate the Sale of Business and the transactions contemplated by this Agreement and in order not to violate any material agreement, contract, instrument or applicable law or regulation, license or permit, to which Seller is a party or to which it the Purchased Assets are subject, including to the extent that after the Closing it is discovered that any such consent, approval, license or permit is required in connection with the Sale of the Business. To the extent that a consent of any third party is required to enable Seller to assign any Assumed Contract, Customer Order, or Permit that is not obtained prior to the Closing, Seller shall use commercially reasonable efforts to assist Purchaser to obtain such third party’s consent to the assignment of such item. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an assignment of any such item if an attempted assignment thereof, without the consent of a party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights that are sought to be assigned or transferred to Purchaser pursuant to this Agreement. If such consent is not obtained, or if an attempted assignment thereof would adversely affect the rights intended to be assigned to Purchaser thereunder, then Seller and Purchaser shall cooperate in a mutually agreeable arrangement until such item has expired or the consent to the assignment to Purchaser of such item has been obtained. Under such arrangement, Purchaser would obtain the

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benefits and assume the obligations thereunder in accordance with this Agreement (such as a subcontracting, sublicensing or subleasing arrangements under which Seller would enforce for the benefit of Purchaser any and all rights of Seller against a third person thereto and Purchaser would assume Seller’s obligations). Seller shall promptly pay and deliver to Purchaser, when received, all monies and other benefits received by Seller in respect of any such item.

6.3	Employees.
(a) Schedule 4.15 attached hereto sets forth a list of the employees of Seller to whom Purchaser intends to utilize in connection with the Business immediately after the Closing Date (the “Transferred Employees”). On the Closing Date, Parent shall make an offer of employment to each Transferred Employee (such employment to become effective on May 16, 2009) at a salary level equal to or greater than the salary such employee received for his employment with Seller during 2009 and will offer such employee all such other benefits commensurate with Purchaser’s standard practice for all comparably-situated employees. From the Closing Date to May 15, 2009, the Transferred Employees shall be employed by Seller on the terms and subject to the conditions of the Transition Services Agreement and the Employee Transition Services Agreement attached thereto. Purchaser’s obligations under this Section 6.3 shall not constitute a contract for the benefit of any third party and the parties do not intend to provide, by virtue of this Agreement or any of the other Transaction Documents, any right to any Transferred Employee. All offers made hereunder shall be offers of “employment at-will” and shall contain provisions (i) releasing Parent and its employees, directors and affiliates from any liability on account of any claim that any such Transferred Employee has, or may have, against Seller, including, without limitation, claims for accrued vacation, overtime, sick pay and all other benefits and (ii) releasing such employee’s employment records owned by Seller to Parent and Purchaser. In connection with any such offer, any such Transferred Employee must execute all of Parent’s employment-related documents such as its employee handbook, a job application and Parent’s standard confidentiality and assignment of inventions agreement, and must undergo background, drug and other verification typically conducted by Parent for comparably-situated employees.
(b) Seller hereby authorizes Parent to offer such employment to the Transferred Employees and waives any rights Seller may have to prohibit the Transferred Employees from being employed by Parent, and shall not offer new employment to any Transferred Employees who accept such employment with Parent for so long as such Transferred Employees remain employed by Parent.
(c) Seller shall be responsible to make all payments to the Transferred Employees on account of their employment with Seller prior to Closing, including accrued wages, accrued and unused vacation pay, sick pay and all other benefits (including any retiree medical benefits) on account of employment prior to the Closing.
(d) After any Transferred Employee is hired by Parent, Seller shall make copies of any and all employment records of such Transferred Employee available to Purchaser.

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6.4	Taxes.
(a) Seller shall pay all taxes of any kind or nature arising from the conduct of the Business by Seller prior to the Closing. Seller shall pay any other taxes resulting directly from consummation of the transactions contemplated hereby, including without limitation all excise, sales, use, value added, transfer (including real property transfer), stamp, documentary, filing, recordation, registration and other similar taxes, together with any interest, additions, fines, costs or penalties thereon and any interest in respect of any additions, fines, costs or penalties.
(b) Seller shall include the income (or loss) of EDSI (including with respect to any federal Tax return, deferred items triggered into income by Reg § 1.1502-13 and any excess loss account taken into income under Reg § 1.1502-19) on Seller’s consolidated federal income tax returns and Seller’s California combined report for all periods through the end of the Closing Date and shall pay any Taxes attributable to such income. Purchaser and EDSI shall furnish Tax information to Seller for inclusion in such returns in accordance with past custom and practice. The income (or loss) of EDSI shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of EDSI as of the end of the Closing Date. Purchaser agrees to indemnify Seller for any additional Tax owed by Seller (including Tax owed by Seller due to this indemnification payment) resulting from any transaction engaged in by EDSI not in the ordinary course of business occurring on the Closing Date after Purchaser’s purchase of the EDSI stock. At Seller’s request, Purchaser shall cause EDSI to make or join with Seller in making any election on such returns if the making of such election does not have a material adverse impact on Purchaser for any Tax period following the Closing.

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6.5	Non-Compete. During the three (3) year period commencing on the Closing Date, Seller shall not, directly or indirectly or through any affiliated entity, (A) solicit the business of any current or former customers of the Business for the purpose of competing with the Business, (B) solicit the employment of any employees of the Business (during the term of their employment by Parent), and (C) own an interest in a company (other than ownership of up to 5% of the outstanding stock of any public company) that provides goods or services reasonably similar to the Business; provided, however, that clauses (A) and (C) of this sentence shall expire and be of no further force and effect at such time after the Closing as Seller (i) enters into any merger, reorganization or consolidation of Seller into or with another corporation or entity in which the holders of Seller’s outstanding securities immediately preceding such merger, reorganization or consolidation do not own voting securities of the surviving or resulting corporation or entity in approximately the same proportions, relative to each other, as immediately before such transaction, or (ii) sells all or substantially all of its assets to another corporation or entity. Notwithstanding subsections 6.5 (i) and (ii) above Seller’s obligations under this Section 6.5, including clauses (A) and (C) of the first sentence hereof, shall remain in effect for the period provided therein if the entity that has purchased substantially all of the assets of Seller or the entity that is the party to the merger, reorganization or consolidation transaction was not engaged in a business activities reasonably similar to the Business for a period of at least nine months prior to the closing date of the transaction outlined in subsections 6.5(i) or 6.5(ii) above In the event a provision of this Section 6.5 is more restrictive than allowed by the laws of the State of California, said provision shall be deemed amended and shall be fully enforceable to the extent permitted by such law. Seller acknowledges and agrees that any violation of this Section 6.5 would not be fully compensated by money damages alone and Purchaser and Parent shall be entitled to seek equitable relief to restrain any actual or threatened violation of this Section 6.5. Notwithstanding the foregoing and notwithstanding the consummation of any transaction described in clauses (i) and (ii) above, during the non-competition period specified above, Seller shall not use any designs for products of the Business or derivatives thereof to compete with Purchaser or Parent in the high reliability end-markets (defense, space and homeland security).

6.6	Confidentiality. Neither party shall disclose this Agreement or the transactions contemplated hereby or any dealings between the parties in connection with the subject matter hereof, except to the extent as may, in the judgment of such party, be required (a) by laws, regulations, stock exchange listing requirements or legal process or (b) to notify, after the Closing, Customers, Vendors or other similar third parties of the Sale of Business to the extent necessary to carry out the purposes of this Agreement. After the Closing, Parent, Purchaser and Seller may make public statements or news releases announcing the closing of the transaction contemplated hereunder and may report the transaction in filings with Governmental Authorities, which statements and reports shall contain any and all information that Parent, Purchaser or Seller, as the case may be, in its sole discretion, deems important to announce. Except as provided above, or as may be required by applicable laws, regulations or stock exchange listing requirements, in the judgment of either party after considering advice of its legal counsel, neither Seller, on the one hand, nor Purchaser or Parent, on the other hand, nor its respective affiliates, shall issue any press release or otherwise publicly disclose this Agreement or the transactions

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contemplated hereby or any dealings between the parties in connection with the subject matter hereof without the prior approval of the other, which shall not be unreasonably withheld.

6.7	Product Warranty Work. Purchaser shall perform repair and/or replacement warranty work on behalf of Seller in accordance with the terms and conditions of Seller’s warranties as set forth in Schedule 6.7 (“Product Warranties”) with respect to products of the Business that were manufactured and/or sold by Seller prior to the Closing.

6.8	Incidental Right to Use Seller’s Marks. Purchaser and its distribution channels shall be permitted, but not required, (a) to continue to use all purchased packaging materials (e.g., boxes) bearing the Seller’s mark, name and/or logo, but only until such materials have been used, (b) to sell or resell Inventory bearing Seller’s mark, name and/or logo manufactured by Seller until such Inventory shall have been sold, and (c) repair, reship, refurbish or resell product manufactured by the Seller and bearing Seller’s logo in the course of the warranty work contemplated in Section 6.7.

6.9	Covenant Regarding Seller’s Patents. Seller covenants not to sue or bring any other legal action against Purchaser or any successor, assign, distributor, reseller or customer of Purchaser related to or on account of any patent owned by Seller (including any continuation or re-issuance thereof) or filed by Seller prior to the Closing Date and not transferred to Purchaser hereunder being infringed, actually or allegedly, by any product family that is part of the Business as conducted prior to Closing or any derivative works. This covenant shall be irrevocably attached to any such patent, and Seller shall not transfer any patent covered hereunder without an express assumption in writing of this covenant.

6.11	Escrow Agreement. In the event that any time after the Closing Date until the second anniversary of the Closing Date, the Board of Directors of Seller determines to wind up Seller’s operations and liquidate, then prior to taking any such action, Seller and Parent shall enter into an Escrow Agreement to secure the Seller’s obligations under the Indemnification Agreement. Such Escrow Agreement in mutually-acceptable and customary form with an escrow agent, which Escrow Agreement shall expire on the second anniversary of the Closing and shall place into the escrow account formed thereby an amount to negotiated in good faith by the parties based on the circumstances and likelihood and probable magnitude of any indemnifiable claims thereunder at that time of such negotiations, but in no event not less than $2,000,000, which amount shall be deposited by Seller with the escrow agent to hold and distribute pursuant to the terms of the Escrow Agreement. Seller will not declare any cash dividend, repurchase any shares of its capital stock or distribute any cash to its stockholders upon liquidation prior to the second anniversary of this Agreement except in accordance with applicable Delaware law.

6.11	Return of Letter of Credit and Security Deposit. Purchaser or Parent shall return to Seller the letter of credit and security deposit deposited by Seller with the Landlord by the date that is two weeks after the Closing.

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7	SURVIVAL OF REPRESENTATIONS AND OTHER ITEMS

7.1	Survival. All of the representations and warranties set forth in this Agreement or in the Bill of Sale shall survive until the second anniversary of the Closing Date. The covenants and agreements set forth in this Agreement or in the Bill of Sale shall survive the Closing Date.

8	CONDITIONS TO OBLIGATIONS OF PURCHASER.

At or prior to the Closing (A) each of the parties shall have delivered the following documents and/or (B) each of the following conditions shall have been satisfied, or waived (in writing) by Purchaser:

8.1	Certificates of Good Standing of EDSI. Purchaser shall have received from Seller a Certificate of Good Standing for EDSI from the Secretary of State of California, dated as of a recent date.

8.2	Bill of Sale. Seller shall have executed and delivered a Bill of Sale and Assignment and Assumption Agreement in the form agreed upon by Seller and Purchaser.

8.3	Transition Services Agreement. Seller shall have executed and delivered a Transition Services Agreement in the form agreed upon by Seller and Purchaser.

8.4	Lease. 88 12 LLC, dba Garaventa Properties (collectively “Landlord”) shall have consented to the assignment of the lease between Seller and Landlord for Seller’s Folsom, California facility (the “Building”).

8.5	Other Documents. Seller shall have executed and delivered an Indemnification Agreement substantially in the form attached hereto as Exhibit A (“Indemnification Agreement”). Seller shall have delivered an certificate of secretary in the form agreed upon by Seller and Purchaser and the opinion of counsel in in the form agreed upon by Seller and Purchaser.

9	CONDITIONS TO OBLIGATIONS OF SELLER.

At or prior to the Closing (A) each of the parties shall have delivered the following documents and/or (B) each of the following conditions shall have been satisfied, or waived (in writing) by Seller:

9.1	Bill of Sale. Purchaser shall have executed and delivered the Bill of Sale.

9.2	Payment of Purchase Price. Purchaser shall have tendered payment of the Purchase Price.

9.3	Indemnification Agreement. Parent shall have executed and delivered the Indemnification Agreement.

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10	EXPENSES/BROKER’S FEES.

10.1	Expenses; Brokers. Each of the parties shall pay all its own costs and expenses incurred or to be incurred by it in connection with the Sale of the Business and the performance of its respective obligations under this Agreement. Each party hereto represents and warrants that it has not utilized the services of, and that it does not and will not have any liability to, any broker or finder in connection with this Agreement or transactions contemplated hereby, except that Seller has utilized the services of Needham & Company in connection with the transactions contemplated by this Agreement. Seller shall pay all fees and other expenses of Needham & Company incurred in connection with such services.

11	MISCELLANEOUS.

11.1	Notices. All notices, requests, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or mailed, certified, return-receipt requested, postage prepaid addressed to each of the parties at the address for such party as set forth in the Preamble of this Agreement. Any party hereto may from time to time, by written notice to the other parties, designate a different address, which shall be substituted for the one specified above for such party. If any notice or other document is sent by certified or registered mail, return receipt requested, postage prepaid, properly addressed as aforementioned, the same shall be deemed served or delivered seventy-two (72) hours after mailing thereof. If any notice is sent by facsimile machine (“fax”) to a party, it will be deemed to have been delivered on the date the fax thereof is actually received, provided the original thereof is sent by mail, in the manner set forth above, within twenty-four (24) hours after the fax is sent.

11.2	Binding Effect; Assignment. This Agreement shall be binding upon the heirs, executors, representatives, successors and assigns of the respective parties hereto. No party may assign this Agreement, or assign its rights or delegate its duties hereunder, without the prior written consent of the other party hereto; provided, however, that upon written notice to Seller, Purchaser may assign this Agreement to any entity that is controlled and wholly owned, directly or indirectly, by Microsemi Corporation.

11.3	Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

11.4	Headings. The subject headings of the sections and subsections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

11.5	No Waiver; Cumulative Remedies. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.

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The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

11.6	Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Schedules and Exhibit and other documents attached or referred to herein, which form a part hereof, embodies the entire agreement and understanding of the parties hereof, and supersedes all prior or contemporaneous agreements or understandings (whether written or oral) among the parties, in respect to the subject matter contained herein. The Mutual Non-disclosure Letter Agreement between Microsemi Corporation and Seller (the “NDA”) shall survive the execution of this Agreement and the Closing Date; provided, however, Microsemi Corporation’s confidentiality obligations under the NDA as they relate to the Business or the Purchased Assets shall terminate immediately upon the Closing. This Agreement and the obligations hereunder are not intended to confer any rights or remedies to any third party and is not intended to operate, in anyway, as an agreement for the benefit of any third-party.

11.7	Governing Law. This Agreement is deemed to have been made in the State of California, and its interpretation, its construction and the remedies for its enforcement or breach are to be applied pursuant to, and in accordance with, the laws of the State of California without reference to conflict of laws provisions thereunder.

11.8	Alternate Dispute Resolution (ADR). The parties agree that they shall attempt to settle any dispute arising out of this Agreement, the execution thereof or in connection therewith, through friendly consultation and negotiation in the spirit of mutual cooperation, and if settlement cannot be reached within a reasonable time, then the dispute shall first be submitted to a mutually acceptable neutral advisor for non-binding mediation (“Mediation”). Neither party shall unreasonably withhold acceptance of such advisor, and selection thereof shall be made within thirty (30) days after written notice by one party requesting such Mediation. Any disputes arising hereunder which the parties cannot resolve in good faith within three (3) months of the date of the written request for Mediation, shall be submitted to the Judicial Arbitration and Mediation Services (“JAMS”) for arbitration in accordance with its rules and procedures (“Arbitration” and collectively with Mediation, “ADR”). Any ADR shall occur in Orange County, California. The parties are authorized in such arbitration proceedings to conduct discovery in accordance with the California Code of Civil Procedure §§ 1280 et seq. The arbitrator shall give a detailed reasoned opinion. The parties agree that the arbitral award shall be final and binding upon both parties. The parties expressly waive their appeal rights under California Code of Civil Procedure § 1294(b), (c) and (d). The arbitral award may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. During ADR, the terms and conditions of this Agreement shall be performed continuously by both parties except for matters in dispute. Each party shall be responsible for all its own costs associated with the preparation and representation by attorneys, or any other persons retained thereby, to assist it in connection with any such ADR. All costs charged by JAMS or any other the mutually agreed upon ADR entity shall be equally shared by the parties pending the arbitration award. The arbitrator may include in the arbitration award costs, expenses and reasonable attorneys’ fees in favor of the prevailing party or parties. Notwithstanding anything to the contrary herein stated,

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each party’s right to seek injunctive relief in any court of competent jurisdiction against any person or entity as provided herein shall not be deemed waived or diminished for any reason whatsoever. Each party for itself irrevocably submits to the jurisdiction of JAMS in Orange County, California, over any ADR, irrevocably waives the defense of an inconvenient forum or improper venue to the maintenance of such an ADR proceeding, and agrees to accept and not to contest service of process by certified mail as to any ADR proceeding, which method of service is deemed adequate by the parties hereto.

11.9	Severability; Amendment. Any provision of this Agreement which is illegal, invalid or unenforceable shall be ineffective to the extent of such illegality, invalidity or unenforceability, without affecting in any way the remaining provisions hereof. This Agreement may not be amended except by execution and delivery of an instrument in writing signed by officers of Seller and Purchaser on behalf of Seller and Purchaser.

11.10	Joint and Several Liability and Guarantee. Parent and Purchaser shall be jointly and severally liable for all of Purchaser’s and Parent’s obligations to Seller under this Agreement and all other Transaction Documents and Parent hereby guarantees Purchaser’s performance of such obligations.
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     IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized representatives, to be effective as of the date first above stated.

SHR Corporation		Endwave Corporation

By:	/s/ James J. Peterson	By:	/s/ Edward A. Keible Jr.

Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer

Microsemi Corporation

By:	/s/ James J. Peterson

Title:	President and Chief Executive Officer
Asset Purchase Agreement

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SCHEDULES

Schedule 1.1	Inventory

Schedule 1.2	Equipment

Schedule 1.3	List of Prepaid Expenses and Other Current Assets

Schedule 1.4	List of Customer Orders

Schedule 1.5	List of Customers

Schedule 1.6	List of Vendors

Schedule 1.7	List of Registered Intellectual Property

Schedule 1.8	List of Receivables

Schedule 1.11	List of Assumed Contracts

Schedule 1.12	List of Permits

Schedule 2.1(a)	Trade Payables

Schedule 2.1(f)	Other Assumed Liabilities

Disclosure Schedule

Schedule 4.15	Transferred Employees

Schedule 6.7	Seller’s Product Warranties

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EXHIBIT

Exhibit A	Indemnification Agreement